# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Acquisition Corporation III, CIK 0002128115
CUSIP: G3303U104
Title of class of securities: Class A ordinary shares, par value $0.0001
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001620263

## Reporting persons
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,341,667; sole dispositive power 0; shared dispositive power 17,341,667; aggregate amount beneficially owned 17,341,667 (30.5% of the class)
  Comment: The reported amount represents 17,341,667 shares of Class A ordinary shares ("Class A Shares") issuable upon the conversion of 9,875,000 shares of Class B ordinary shares ("Class B Shares") and the exercise of 7,466,667 Private Placement Warrants (as defined below) beneficially owned by the Reporting Person.
  
  The reported percent of class is calculated based upon 39,500,000 Class A Shares outstanding as of August 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 13, 2026, as increased by the Issuable Class A Shares (as defined below).
- Ares Acquisition Holdings III LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 17,341,667; sole dispositive power 0; shared dispositive power 17,341,667; aggregate amount beneficially owned 17,341,667 (30.5% of the class)
  Comment: The reported amount represents 17,341,667 Class A Shares issuable upon the conversion of 9,875,000 Class B Shares and the exercise of 7,466,667 Private Placement Warrants beneficially owned by the Reporting Person.
  
  The reported percent of class is calculated based upon 39,500,000 Class A Shares outstanding as of August 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 13, 2026, as increased by the Issuable Class A Shares.

## Item 1. Issuer
Name of issuer: Ares Acquisition Corporation III
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, NY 10167

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) Ares Partners Holdco LLC; and
(ii) Ares Acquisition Holdings III LP
Address of principal business office or, if none, residence:
c/o Ares Management LLC
1800 Avenue of the Stars, Suite 1400
Los Angeles, CA 90067
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

Ares Acquisition Holdings III LP (the "Sponsor") beneficially owns 9,875,000 Class A Shares issuable upon conversion of 9,875,000 Class B Shares and 7,466,667 Class A Shares issuable upon exercise of 7,466,667 private placement warrants to purchase one Class A Share at $11.50 per share, which become exercisable 30 days after the completion of the Issuer's initial business combination ("Private Placement Warrants"). In the aggregate, the Reporting Persons beneficially own 17,341,667 Class A Shares (the "Issuable Class A Shares") issuable in respect of (i) 9,875,000 Class B Shares and (ii) 7,466,667 Private Placement Warrants, representing 30.5% of the Class A Shares.

The reported percent of class is calculated based upon 39,500,000 Class A Shares outstanding as of August 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 13, 2026, as increased by the Issuable Class A Shares.

The reported beneficial ownership gives effect to (i) the acquisition by the Sponsor of an additional 666,667 warrants on July 1, 2026 in connection with the underwriters partial exercise of their over-allotment option in connection with the Issuer's initial public offering, and (ii) the forfeiture on August 14, 2026 of 43,750 Class B Shares as a result of the expiration of the underwriters' remaining overallotment option.

Ares Partners Holdco LLC ("Ares Partners") is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation ("Ares Management"), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC (together with each of the foregoing entities, the "Ares Entities"), which is the general partner of Ares Holdings L.P. ("Ares Holdings").

Ares Holdings is the sole shareholder of Ares Acquisition Holdings III, which is the general partner of the Sponsor that directly holds the reported Class B Shares and Private Placement Warrants. Accordingly, each of the Ares Entities and Ares Holdings may be deemed to share beneficial ownership of the reported securities.

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over the Board Members' decisions. Each of these individuals expressly disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any of the Reporting Persons or any of the foregoing are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owners of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See response to row 11 on each cover page hereto and the information set forth in subsection (a) of this Item 4.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (08/14/2026)
- Ares Acquisition Holdings III LP: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (08/14/2026)